Exhibit 99.1

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Boyd Group Services Inc. (“Boyd” or the “Company”)

1745 Ellice Avenue

Winnipeg, Manitoba

R3H 1A6

Item 2:	Date of Material Change

October 29, 2025.

Item 3:	News Release

News releases with respect to the material change summarized in this material change report were disseminated through the facilities of Cision on October 29, 2025 and subsequently filed on SEDAR+ under Boyd’s issuer profile.

Item 4:	Summary of Material Change

On October 29, 2025, Boyd entered into a definitive equity purchase agreement and plan of merger (the “Purchase Agreement”) pursuant to which it will indirectly acquire all of the issued and outstanding equity interests of JHCC Holdings Parent, LLC (“Joe Hudson’s” or “JHCC”) on the terms and subject to the conditions set forth in the Purchase Agreement (the “Acquisition”). Boyd will pay a purchase price of US$1.3 billion in cash, which is subject to adjustment for cash, debt (and debt-like liabilities), transaction expenses, income tax liability and net working capital in accordance with the terms and conditions of the Purchase Agreement. A copy of the purchase agreement has been filed on SEDAR+ under Boyd’s issuer profile.

Concurrently with Boyd’s entering into of the Purchase Agreement, Boyd also entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a bought deal basis, 5,532,000 common shares of Boyd at a price of US$141.00 per share (the “Offering Price”), for gross proceeds of approximately US$780 million (the “Offering”). Additionally, Boyd granted the underwriters an option (the “Option to Purchase Additional Shares”) to purchase up to an additional 829,800 common shares of Boyd at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering. The Offering closed on November 4, 2025. On closing, the Company issued a total of 6,361,800 common shares at a price of US$141.00 per share, including 829,800 common shares following the exercise in full by the underwriters of the Option to Purchase Additional Shares, for gross proceeds to the Company of approximately US$897.0 million.

The Offering represented the Company’s initial public offering in the United States. The Company’s common shares commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “BGSI” on October 31, 2025.

Under applicable Canadian securities laws, once completed, the Acquisition will be considered a “significant acquisition”. Financial statements of JHCC and pro forma financial statements of Boyd were included in the final prospectus supplement dated October 29, 2025 to the Company’s base shelf prospectus dated October 14, 2025, both of which are accessible on SEDAR+ under Boyd’s issuer profile.

The Acquisition is expected to close in the fourth quarter of 2025, subject to the satisfaction or waiver of customary closing conditions and regulatory approvals.

Item 5.1:	Full Description of Material Change

The Acquisition

Overview

On October 29, 2025, Boyd entered into the Purchase Agreement pursuant to which Boyd will indirectly acquire all of the issued and outstanding equity interests of JHCC on the terms and subject to the conditions set forth in the purchase agreement. Boyd will pay a purchase price of US$1.3 billion in cash, which is subject to adjustment for cash, debt (and debt-like liabilities), transaction expenses, income tax liability and net working capital in accordance with the terms and conditions of the Purchase Agreement. Boyd expects to benefit from certain tax benefits relating to the Acquisition of approximately US$150.0 million, which implies a purchase price, net of such expected tax benefits, of approximately US$1.15 billion before such adjustments.

The Acquisition would expand the Company’s footprint by 258 collision locations across the U.S. Southeast and bring the Company’s total locations to 1,273.

The Acquisition is expected to close in the fourth quarter of 2025, subject to the satisfaction or waiver of customary closing conditions and regulatory approvals.

Acquisition Highlights

•	Enhances Boyd’s Presence in the U.S. Southeast: JHCC adds 258 collision repair locations to Boyd’s platform, establishing a leading position in the growing U.S. Southeast region

•

Complementary Business Model Expected to Drive Meaningful Synergies: With complementary geographic presence, growth strategies and operational discipline, the Acquisition is expected to generate $35-$45 million in annualized run-rate synergies

•

Established Track Record of Growth and Profitability: JHCC has added 123 locations through acquisitions and 17 locations through new start-ups since the end of 2020 and generated $722 million in sales and 8.7% JHCC Adjusted EBITDA margin for the trailing twelve months ended June 30, 2025 (or 14.4%

JHCC Adjusted EBITDA margin with adjustments to JHCC Adjusted EBITDA to approximate IFRS lease accounting treatment for operating lease payments)[1]

•

Accretive to Margin and Adjusted Net Earnings per share: The Acquisition is expected to be accretive to Boyd’s Adjusted EBITDA margin. Additionally, the Acquisition is expected to be accretive to Adjusted net earnings per share after synergies in the first full-year, post-close[2], as well as double-digit accretive upon full realization of the synergies

•

Attractive Valuation: The purchase price, net of expected tax benefits, represents a purchase price multiple of 9.3x JHCC Adjusted EBITDA for the trailing twelve months ended June 30, 2025, including run-rate adjustments and synergies[3]

•

Prudent Financing Plan: The financing of the Acquisition aligns with Boyd’s long-standing commitment to strong financial discipline. Boyd has fully committed bridge financing in place and intends to fund the purchase price for the Acquisition through a combination of drawings on the Company’s revolving credit facilities, proceeds from the Offering and proceeds from the Company’s recent offering of new senior notes. Boyd expects to return to its current leverage level of 2.7x Net Debt after lease liabilities to Adjusted EBITDA after lease payments potentially as early as the end of 2027[4]

About JHCC

JHCC was founded in 1989 and has executed a successful long-term growth strategy of new location and same-store sales growth. Since its founding, JHCC has successfully grown its footprint to 258 collision locations across 18 U.S. states through a combination of new development and acquisitions. In addition to its strong top-line growth, JHCC’s focus on densifying within the U.S. Southeast, as well as executing solid operational performance, has enabled it to establish a track record of strong profitability. For the trailing twelve months ended June 30, 2025, JHCC generated $722 million in sales, $63 million in JHCC Adjusted EBITDA and 8.7% JHCC Adjusted EBITDA margin. With adjustments to JHCC Adjusted EBITDA to approximate IFRS lease accounting treatment for operating lease payments JHCC Adjusted EBITDA was $104 million and JHCC Adjusted EBITDA margin was 14.4%. “IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board.

[1]	JHCC Adjusted EBITDA and JHCC Adjusted EBITDA margin are non-GAAP measures of JHCC. See “Non-GAAP Financial Measures and Ratios”.

[2]	Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net earnings per share are non-GAAP financial measures of Boyd. See “Non-GAAP Financial Measures and Ratios”.

[3]	Assumes run-rate and synergies adjustments to JHCC Adjusted EBITDA. See “Non-GAAP Financial Measures and Ratios”.

[4]	Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments is a non-GAAP ratio of Boyd. See “Non-GAAP Financial Measures and Ratios”.

Expected Synergies

Given the complementary nature of Boyd and JHCC’s businesses and improved density in several regions, Boyd expects to realize run-rate annualized synergies from the Acquisition of approximately $35-$45 million. The anticipated synergies include direct and indirect procurement savings and operational efficiency benefits from enhanced density. Management expects to realize approximately 50% of anticipated synergies in the near term, targeting full achievement by 2028.

Leverage

The strong growth prospects of the combined company, as well as anticipated synergies, are expected to return Boyd’s leverage levels from 3.4x Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments at the closing of the Acquisition to current levels of 2.7x potentially as early as the end of 2027. In combination, Boyd’s strong balance sheet, expected post-Acquisition cash flows, and net proceeds from financings, are expected to provide adequate flexibility for Boyd to continue to pursue the growth strategy laid out in its 5-year strategic plan.

Purchase Agreement

On October 29, 2025, the Buyer Entities (as defined below), each of which is a wholly-owned subsidiary of Boyd, entered into the Purchase Agreement with TSG8 Parallel L.P. (“TSG Blocker Seller”), Carousel Capital Partners IV PV, L.P. (“CCP Blocker Seller”, and together with TSG Blocker Seller, the “Blocker Sellers”), JHCC, TSG8 Management L.P., TSG8 Parallel Warhawk Blocker L.P. (“TSG Blocker”), JHCC Blocker, Inc. (“CCP Blocker” and together with TSG Blocker, the “Blockers”), Project Tide Merger Sub LLC, and TSG Blocker Seller, as seller representative. Following the completion of the Acquisition, JHCC will become Boyd’s indirect, wholly-owned subsidiary.

References herein to “Group Companies” means JHCC and its wholly-owned subsidiaries, references to the “Sellers” are to the Blocker Sellers and references to the “Buyer Entities” are to The Boyd Group (U.S.) Inc. (the “Buyer”) and Project Tide Merger Sub (“Merger Sub”), both of which are Boyd’s indirect, wholly-owned subsidiaries.

Under the Purchase Agreement, each of JHCC, the Sellers and the Buyer Entities have made certain customary representations and warranties. The representations, warranties, covenants and agreements of the parties will not survive the consummation of the transactions contemplated by the Purchase Agreement (except for those covenants and agreements that by their terms apply or are to be performed in whole or in part thereafter). Accordingly, Boyd has obtained a buyer-side representations and warranties insurance policy in connection with the Purchase Agreement and the transactions contemplated thereby, insuring Boyd for certain losses due to breaches of representations and warranties of the Sellers and certain of their affiliates.

In the Purchase Agreement, the Sellers, JHCC and the Buyer Entities have agreed to certain covenants governing the conduct of the parties, including the conduct of the business of JHCC and its subsidiaries during the period between the signing of the Purchase Agreement and the closing of the Acquisition, at the closing and after the closing. The Sellers have agreed during the interim period between signing and closing to cause the Group Companies to conduct their operations in the ordinary course of business except, among other things: (i) as consented to in writing by the Buyer; (ii) as required by applicable law; or (iii) as expressly contemplated by the Purchase Agreement or as disclosed (including as necessary to consummate the pre-closing reorganization). The Purchase Agreement also provides covenants as to restricted activities of the Group Companies during the interim period between signing and closing (subject to specified exceptions). Further, the Sellers and the Group Companies will use commercially reasonable efforts to cooperate with the Buyer Entities in connection with any of Boyd’s debt or equity financings in connection with the Acquisition.

The parties have agreed to cooperate and use reasonable best efforts to make any filings with, or notifications or submissions to, any government entity that are necessary to consummate the Acquisition, including to make appropriate filings of the notification and report form to obtain any approvals related to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or other antitrust laws. Each of the Buyer Entities will use reasonable best efforts to obtain the required regulatory approvals so as to consummate the Acquisition as promptly as reasonably practicable, but in any event, no later than the Termination Date (as defined below); provided however, the termination date may, in certain circumstances, be extended by up to two periods of six months each.

Closing Conditions

The Purchase Agreement provides for the obligation of the Buyer Entities to complete the Acquisition that are subject to the satisfaction of a number of conditions, including:

•

Representations and Warranties of Blocker Sellers and JHCC. Certain stated representations and warranties of the Blocker Sellers and JHCC (which exclude certain fundamental representations and warranties) must be true and correct in all respects as of the closing of the Acquisition, disregarding any Material Adverse Effect (as defined below) or materiality qualifications, except to the extent that inaccuracies in such representations and warranties do not, individually or in aggregate, result in a material adverse effect on the business, condition (financial or otherwise), operations or results of operations, assets or liabilities of the Group Companies, taken as a whole, or the ability of JHCC, the Blockers or the Blocker Sellers to consummate the transactions contemplated by the purchase agreement, subject to specified exceptions (“Material Adverse

Effect”). Certain of JHCC and the Blocker Sellers’ fundamental representations must be true and correct in all respects, and certain of JHCC and the Blocker Sellers’ fundamental representations must be true and correct in all respects except for de minimis inaccuracies, as of the date of the closing of the Acquisition.

•

Performance. Each Blocker Seller and JHCC must have performed and complied in all material respects with all covenants and agreements required by the Purchase Agreement to be performed or complied with by it, on or prior to the closing of the Acquisition.

•

Qualifications. Any applicable waiting periods (and any extensions thereof, including pursuant to any voluntary commitments or agreements with any governmental authority) under the HSR Act or any other applicable antitrust laws will have expired or otherwise been terminated.

•	No Injunction. There will be no government order in effect which would prevent consummation of the transactions contemplated by the Purchase Agreement.

•	No Material Adverse Effect. Since the date of execution of the Purchase Agreement, no Material Adverse Effect must have occurred.

•	Closing Deliverables. Each Blocker Seller and JHCC must have delivered, caused to be delivered, or be ready, willing, and able to deliver all required closing deliverables.

The Purchase Agreement provides for the obligation of Blocker Sellers and JHCC to complete the Acquisition that are subject to the satisfaction of a number of conditions, including:

•

Representations and Warranties of Buyer Entities. Certain stated representations and warranties of the Buyer Entities must be true and correct as of the closing of the Acquisition, except to the extent that inaccuracies in such representations and warranties do not in the aggregate result in a material adverse effect on the Buyer Entities’ ability to complete the transactions contemplated by the Purchase Agreement.

•

Performance. Each of the Buyer Entities must have performed and complied in all material respects with all covenants and agreements required by the Purchase Agreement to be performed or complied with by it on or prior to the closing of the Acquisition.

•

Qualifications. Any applicable waiting periods (and any extensions thereof, including pursuant to any voluntary commitments or agreements with any governmental authority) under the HSR Act or any other applicable antitrust laws will have expired or otherwise been terminated.

•	No Injunction. There will be no government order in effect which would prevent consummation of the transactions contemplate by the purchase agreement.

•	Closing Deliverables. The Buyer Entities must have delivered, caused to be delivered, or be ready, willing, and able to deliver all required closing deliverables.

Termination

The Purchase Agreement may be terminated at any time prior to the closing of the Acquisition by mutual written consent of the Buyer and JHCC, or in certain circumstances where:

•	any governmental entity has issued a final and non-appealable governmental order prohibiting the consummation of the transactions contemplated by the Purchase Agreement;

•

the closing of the Acquisition has not occurred on or prior to April 29, 2026, unless extended from time to time by mutual written consent of the Buyer and JHCC (such date, as so extended from time to time, the “Termination Date”); provided that if the required regulatory approvals have not been obtained on or prior to such date and all other conditions to the closing of the Acquisition that are capable of being satisfied prior to the closing of the Acquisition have been satisfied, then the Termination Date will be automatically extended for up to two periods of six months each (so long as neither the Buyer Entities, JHCC or the Sellers are in material breach of the Purchase Agreement and such a breach would result in the merger contemplated by the purchase agreement to fail to be consummated prior to the Termination Date); and

•

at JHCC’s or the Buyer’s option, there has been a breach or inaccuracy of the other party’s representations and warranties in the purchase agreement or a failure by such party to perform its covenants, in any such case, in a manner that would result in the failure of a condition to the closing of the Acquisition and which cannot be cured in accordance with the Purchase Agreement.

In the event that the Purchase Agreement is terminated in accordance with its terms, the Purchase Agreement (other than provisions relating to, among other things, confidentiality and expenses, which will survive such termination) will be null and void and all other rights and liabilities of the parties will terminate without further liability, except for liabilities arising in respect of wilful breaches under the Purchase Agreement prior to termination.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is available on SEDAR+ under Boyd’s issuer profile.

Financing the Acquisition

Overview

Boyd expects to fund the purchase price for the Acquisition of Joe Hudson’s, together with related financing fees and transaction expenses, through a combination of proceeds of the Offering, drawings under Boyd’s amended revolving credit facility and the net proceeds from Boyd’s C$525 million offering of additional senior unsecured notes due 2030, which was announced on October 30, 2025 and completed on November 6, 2025.

Boyd has obtained commitments from the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. for US$1.155 billion under a bridge credit facility. The bridge credit facility was obtained as an interim source of financing for the Acquisition and to facilitate the execution of the Purchase Agreement. The bridge credit facility, if required, will be unsecured.

Boyd expects to amend the credit agreement for Boyd’s revolving credit facility to, among other things, increase its size from US$575.0 million to US$775.0 million pursuant to the accordion feature of Boyd’s existing revolving credit facility, permit the issuance of Boyd’s new senior unsecured notes and permit the completion of the Acquisition. The Canadian chartered bank affiliates of TD Securities Inc. and National Bank Financial Inc. have consented to such amendments, conditional on the Acquisition being completed. Their consents represent the consent of the majority lenders under Boyd’s existing credit agreement. In addition, the Canadian chartered bank affiliates of RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. have committed to provide the incremental US$200.0 million of revolving commitments pursuant to the accordion exercise, conditional on the Acquisition being completed. The Acquisition is not subject to financing conditions.

Prior to closing of the bridge credit facility, the amount of the bridge credit facility will be reduced or cancelled on a dollar-for-dollar basis with any net proceeds of (i) any public or private debt or equity offering by Boyd (including the net proceeds of the Offering and the net proceeds of Boyd’s offering of new senior unsecured notes which closed on November 6, 2025), and (ii) the aggregate amount of any advances under its revolving credit facilities in excess of US$400 million at any time from the date hereof through the closing date of the bridge credit facility. Boyd will be permitted to obtain advances under its revolving credit facilities under its fifth amended and restated credit agreement in excess of US$400 million for general operating purposes in the ordinary course of business or to repay any outstanding notes at maturity thereof (or within 60 days prior thereto), and such amounts will not reduce the commitments under the bridge credit facility. After the closing of the bridge credit facility, 100% of the net proceeds of any public or private debt or equity offering by Boyd will be applied to reduce the bridge credit facility.

The bridge credit facility will mature 364 days following the closing date of the Acquisition.

The Offering

Concurrently with Boyd’s entering into of the Purchase Agreement, Boyd also entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a bought deal basis, 5,532,000 common shares of Boyd at the Offering Price, for gross proceeds of approximately US$780 million. Additionally, Boyd granted the underwriters the Option to Purchase Additional Shares to purchase up to an additional 829,800 common shares of Boyd at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering. The Offering closed on November 4, 2025. On closing, the Company issued a total of 6,361,800 common shares at a price of US$141.00 per share, including 829,800 common shares following the exercise in full by the underwriters of the Option to Purchase Additional Shares, for gross proceeds to the Company of approximately US$897.0 million.

The Offering represented the Company’s initial public offering in the United States. The Company’s common shares commenced trading on the NYSE under the symbol “BGSI” on October 31, 2025. Boyd’s common shares continue to trade on the Toronto Stock Exchange under the symbol “BYD”.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

For further information, please contact: Jeff Murray at (204) 594-1773. Inquiries are also encouraged via e-mail at IR@boydgroup.com or jeff.murray@boydgroup.com.

Item 9:	Date Of Report

November 7, 2025.

Non-GAAP Financial Measures and Ratios

This material change report refers to certain non-GAAP financial measures and ratios of Boyd, such as same store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings per share, and Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments, which are not standardized measures under IFRS which is Boyd’s applicable Generally Accepted Accounting Principles (“GAAP”). In addition, this material change report also refers to certain non-GAAP financial measures of JHCC, such as JHCC Adjusted EBITDA and JHCC Adjusted EBITDA Margin, which are not standardized measures under U.S. GAAP, which is JHCC’s applicable GAAP.

Management believes these non-GAAP measures and ratios of Boyd and JHCC are important measures used to evaluate performance of the businesses and that these measures provide transparent and useful supplemental information to help investors evaluate Boyd’s and JHCC’s operating results and financial positions, and the expected impact of the Acquisition, particularly in relation to long-term growth. These measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS or U.S. GAAP, as applicable.

Forward-looking metrics such as expected synergies, accretion and target leverage are based on certain assumptions and estimates that are subject to change. These forward-looking measures should not be considered guidance or guarantees of future performance.

For additional information regarding Boyd’s metrics of same store sales, Adjusted EBITDA, Adjusted EBITDA margin, net debt and adjusted net earnings per share, including reconciliations to the most directly comparable IFRS measure, where available, refer to Boyd’s Management’s Discussion and Analyses for the year ended December 31, 2024 and the second quarter and six months ended June 30, 2025 under the heading “Non-GAAP Financial Measures and Ratios”. For a reconciliation of net earnings to Adjusted EBITDA for the third quarter of 2024, refer to Boyd’s Management’s Discussion and Analysis for the third quarter and nine-months ended September 30, 2024 under the heading of “Non-GAAP Financial Measures and Ratios”.

Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments

Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments is a non-GAAP ratio that helps to assess Boyd’s leverage and ability to service its debt, excluding the impact of lease liabilities from both debt and earnings. Net Debt before lease liabilities means Net Debt excluding lease liabilities and long-term lease liabilities. Adjusted EBITDA adjusted for lease payments is Adjusted EBITDA excluding the interest and principal components of lease payments. Management believes the ratio Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments provides a clearer picture of Boyd’s debt burden by focusing on its core operating debt and earnings.

JHCC Adjusted EBITDA

JHCC Adjusted EBITDA is used in this material change report to mean JHCC management’s reported adjusted EBITDA of earnings from continuous operations before interest expense (net), state franchise tax expense, depreciation and amortization, with further adjustments for acquisition and store opening costs. This material change report also includes certain JHCC Adjusted EBITDA figures with an additional add-back for operating lease costs. Boyd believes this adjustment results in a more directly comparable measure for evaluating JHCC’s results against Boyd’s results, as it approximately normalizes for differences between the treatment of leases under IFRS (under which Boyd reports) and U.S. GAAP (under which JHCC reports). JHCC Adjusted EBITDA margin is calculated by dividing JHCC Adjusted EBITDA by total sales of JHCC. The following is a reconciliation of JHCC Adjusted EBITDA:

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,	Trailing twelve- months ended June 30,
(thousands of U.S. dollars)	2025	2024	2024	2025

Net loss	$(10,330)	$(12,912)	$(25,782)	$(23,200)
Add:
Interest expense	27,848	23,294	51,021	55,575
State franchise tax expense	550	642	946	854
Depreciation and amortization expense	13,863	12,501	25,624	26,986
JHCC Standardized EBITDA	$31,931	$23,525	$51,809	$60,215

Add:
Acquisition and store opening costs	767	2,717	4,851	2,901
JHCC Adjusted EBITDA	$32,698	$26,242	$56,660	$63,116(1)
Add:
Operating lease cost	21,362	16,873	36,504	40,993
JHCC Adjusted EBITDA adjusted for lease payments	$54,060	$43,115	$93,164	$104,109
JHCC Adjusted EBITDA adjusted for lease payments %	14.3%	13.3%	13.9%	14.4%

(1)

JHCC regularly acquires new locations and develops greenfield locations in its business. Boyd estimates that if JHCC had owned the locations acquired during the last twelve months period ended June 30, 2025 on the first day of such period, approximately $24 million of additional JHCC Adjusted EBITDA would have been recorded, comprised of approximately $5 million of pre-acquisition results reflected as if earned by JHCC at the time of acquisition and approximately $19 million of target mature store contribution levels reflected as if earned by JHCC from the time of acquisition. Boyd further estimates that approximately $37 million of additional JHCC Adjusted EBITDA would have been recorded for the last twelve months period ended June 30, 2025, assuming completion of the Acquisition and after giving effect to run-rate cost synergies comprised of: approximately $17 million of direct and indirect procurement savings; approximately $14 million of savings related to organizational efficiencies; and approximately $6 million of savings related to improved densification of the platform.

Forward-looking information

Statements made in this material change report, other than those concerning historical financial information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “proforma”, “potential”, “target”, “plan”, “goal” or the negative thereof or similar variations. The forward-looking statements in this material change report include, without limitation, statements regarding the Offering and the Acquisition, including the completion of the Acquisition and expectations regarding timing, strategic and financial benefits (including expected sales and Adjusted EBITDA growth and expected Adjusted net earnings per share accretion) and operational impacts (including to Boyd’s revenue share in relevant states, location count, geographic diversification and relationships with insurance carriers) thereof, expectations that the Acquisition will be accretive to margins, potential synergies, timing of realization thereof and the areas from which synergies will be derived, potential tax benefits from the Acquisition, expectations regarding the Company’s sources of financing for the Acquisition, the Company’s plans to return to its current leverage ratio following closing of the Acquisition, the Company’s business plans, strategies and priorities, and the anticipated use of the net proceeds of the Offering. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking statements involve significant risks, uncertainties and assumptions. Such forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements. Specific risks and uncertainties relating to the Acquisition include, but are not limited to (i) the completion of the proposed Acquisition on the anticipated terms and timing, including the satisfaction of the conditions thereto and Boyd’s ability to obtain regulatory approvals on favourable terms; (ii) the risk of dilution on a per share basis if the Acquisition is not completed; (iii) the failure to realize the anticipated benefits or synergies of the Acquisition; (iv) challenges or delays in achieving synergies and in integrating the business of JHCC into Boyd’s operations; (v) the risk that financing necessary to fund the proposed Acquisition may not be obtained or may be more difficult and costly to obtain than anticipated; (vi) the possibility of unexpected material liabilities, disputes or contingencies related to the Acquisition; (vii) risks associated with historical financial information of JHCC; (viii) the diversion of management time and attention on the Acquisition; (ix) the impact of costs in connection with the Acquisition and integration of JHCC into the Company’s operations; (x) risks associated with incurring additional debt to finance the Acquisition; and (xi) retention of customers and employees of JHCC. Other factors that could cause results to vary include, but are not limited to the risks and uncertainties detailed under the “Risk Factors” section of Boyd’s Annual Information Form, the “Risks and Uncertainties” and other sections of Boyd’s Management’s Discussion and Analysis of Operating Results and Financial Position and Boyd’s other periodic filings with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov, respectively. All forward-looking statements presented herein should be considered in conjunction with such filings. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking information in this material change report reflects the Company’s current expectations, assumptions and/or beliefs based on information currently available to the Company, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the satisfaction of all closing conditions and completion of the Acquisition within the anticipated timeframe; the Company’s ability to complete the integration of JHCC within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of the JHCC business; the impact of the Acquisition on growth and accretion in various financial metrics; the accuracy and completeness of the information (including financial information) provided by JHCC; the absence of significant undisclosed costs or liabilities associated with the Acquisition; with respect to financing the Acquisition, assumptions regarding fees, interest rates and timing of completion; the successful implementation of margin improvement initiatives; the future performance and results of Boyd’s business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this material change report describe the expectations of the Company as of the date of this material change report. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.